Exhibit 2

Company Press Release


DAYVILLE, Conn., Feb. 23 -- United Natural Foods, Inc. (Nasdaq: UNFI - news) announced today that its Board of Directors has adopted a Shareholder Rights Plan (the "Rights Plan ") designed to protect shareholders in the event of any proposed takeover of the Company or accumulation of its stock. The Board's adoption of the Rights Plan was not taken in response to any known effort to acquire control of the Company. The Board also set the size of the Board at seven directors and intends to add a seventh director before the next annual meeting.

The Company will make a distribution of one right for each outstanding share of common stock of the Company to shareholders of record at the close of business on March 3, 2000. The rights will become exercisable on economically advantageous terms only in the event that, subject to certain exceptions stated in the Rights Plan, a person or group acquires beneficial ownership of 15% or more of the Company's common stock. Unless earlier redeemed, the rights will expire on February 22, 2010. Each right will entitle the holder to purchase 1/1000 of a share of a new series of preferred stock of the Company at an initial exercise price of $55.00 (the "Exercise Price").

Commenting on the Rights Plan, Thomas Simone, Chairman of the Company, said, "The Board has concluded that this action represents a prudent step in protecting the interests of our shareholders. We are not taking this step in response to any effort to acquire control of the Company and we are not currently aware of any such effort. We are encouraged by the Company's progress in implementing its recovery plan and believe it will create increased shareholder value."

Details of the Rights Plan

Under the Rights Plan, unless the rights are earlier redeemed or exchanged, in the event a person or group has acquired 15% or more of the Company's common stock, each holder (other than such person or group, whose rights will upon such acquisition become null and void) will have the right to receive, upon payment of the Exercise Price, that number of shares of the Company having a market value equal to two times the Exercise Price. In addition, unless the rights are earlier redeemed or exchanged, if, after the time a person or group acquires 15% or more of the Company's common stock, the Company is acquired in a merger or other business combination transaction, each right will entitle its holder to purchase (other than such person or group), for the Exercise Price, that number of shares of the acquiring company's common stock that has a market value equal to two times the Exercise Price.

United Natural Foods will be entitled to redeem the rights at $0.01 per right at any time prior to the acquisition by a person or group of 15% of the Company's common stock. The Rights Plan further provides that the Company may, at its option, after a person or group has acquired ownership of 15% or more (but less than 50%) of the Company's stock, exchange all or part of the rights (other than the rights held by such person or group) for common stock of the Company at an exchange ratio of one share per right.

The terms of the Rights Agreement will control all aspect of the Rights Plan.

United Natural Foods, Inc. distributes over 26,000 products to more than 6,500 customers in 47 states. The Company serves a wide variety of retail formats including conventional supermarket chains, natural product superstores and independent retail operators.

For more information on United Natural Foods, Inc., via fax at no charge, please dial 1-800-PRO-INFO and enter the Company's ticker symbol, UNFI.

This press release contains forward-looking statements relating to the Company's results of operations, and such statements involve a number of risks and uncertainties. Actual results may differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the Company's SEC filings, including its periodic reports filed under the Securities Exchange Act of 1934, as amended (copies of which are available upon request from the Company's investor relations department).